Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File Nos.: 333-135127 and 333-136427

For Immediate Release	August 14, 2006
Canadian Superior Surprised by Canada Southern’s Assessment
of its own Arctic Natural Gas Interest
CALGARY, ALBERTA—(CCNMatthews — August 14, 2006) — In response to Canada Southern Petroleum Ltd.’s (“Canada Southern”) (NASDAQ:CSPLF) (TSX:CWS) press release of August 11, 2006, Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today that it is surprised by Canada Southern’s pessimistic view of its own Arctic natural gas interests.
Canada Southern has in its past filings expressed a very bullish outlook for its Arctic natural gas interest. In its director’s circular recommending the rejection of the offer by a wholly owned subsidiary of Petro-Canada (the “Circular”), Canada Southern attributes approximately 927 bcfe net to its Arctic interest, and states that this figure is based on what Canada Southern management believes are reasonable assumptions. In the Circular, Canada Southern also states that it “believes that Arctic natural gas development will be economically viable” and describes an Arctic Pilot Project proposed by Petro-Canada and others for the shipment of Arctic natural gas by LNG tanker to southern markets, the viability of which Canada Southern claims was confirmed by a January 2005 Canadian Energy Research Institute report. These claims clearly contradict the August 11, 2006 press release disseminated by Canada Southern, in which Canada Southern notes that the ongoing interest in the Arctic resource proposed under Canadian Superior’s amended offer is based on unsupported claims and arcane financial engineering and that such an interest is unlikely to provide any income for at least another 10 or 15 years, if ever.
In the Circular, Canada Southern refers to ten third-party resource studies that were completed between 1975 and 2001 with respect to the Arctic resource. It should be noted that the ultimate recoverable raw natural gas attributable to the Arctic Islands under these reports ranged from 7.1 tcf to 19.8 tcf. Canada Southern previously stated that the Petro-Canada offer failed to adequately compensate Canada Southern shareholders for the economic and strategic value of Canada Southern’s Arctic assets. More generally, Canadian Superior is of the view that Canada Southern shareholders should ask themselves how the strategic value of Canada Southern’s Arctic resource interest is realized by a mere cash payment to shareholders. To this end, Canadian Superior considers that its amended offer provides Canada Southern shareholders with the unique opportunity to participate in the exploitation of Canada Southern’s Arctic assets through ownership of ARTs and Canadian Superior shares.
Canada Southern has noted that it does not believe that an offer superior to the offer by Canadian Oil Sands Trust (“COS”) will be forthcoming. Canadian Superior is of the view that its amended offer is already superior to the COS offer and is confident that long-time shareholders of Canada Southern will agree. Canada Southern has attempted to validate its request that Canada Southern shareholders should tender their shares to the COS offer by advising that the officers and directors of Canada Southern have each committed to tender their shares and options to the COS offer. Canada Southern shareholders are urged to review the Circular to determine the holdings of the directors and officers of Canada Southern.
Canadian Superior respectfully requests that Canada Southern shareholders carefully consider the flexibility, short-term and long-term benefits and the true value of Canadian Superior’s offer. Shareholders of

Canada Southern are urged to tender to Canadian Superior’s amended offer. If shares have already been tendered to the COS offer, shareholders are urged to withdraw these shares and tender them to the amended Canadian Superior offer. If assistance is required in this regard, shareholders are urged to promptly contact Georgeson Shareholder at their toll free number (1-866-779-3373).
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian operations, Trinidad and Tobago holdings and offshore Nova Scotia interests.
This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. Canadian Superior has filed the following documents with the SEC in connection with its offer to purchase the outstanding common shares of Canada Southern: (1) a Registration Statement on Form F-10 relating to the distribution of the Canadian Superior common shares; (2) a Registration Statement on Form F-10 relating to the distribution of the Special Exchangeable Shares; and (3) a tender offer statement on Schedule TO.
Investors and shareholders are urged to read the Registration Statements, the Schedule TO and any other relevant documents that have been filed or that will be filed with the SEC. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.
Shareholders considering tendering to Canadian Superior’s offer should carefully consider the risks set out in Canadian Superior’s public filings with the SEC, including those risks set out in the Offer and Circular, dated June 16, 2006, and the Notice of Variation and Extension, dated August 8, 2006, copies of which were filed as exhibits to the Schedule TO on file with the SEC. At present, there are no announced plans to develop the Arctic Resource. Development of the Arctic Resource depends on decisions by other parties, and there can be no assurance that a successful drilling program will be established at the Arctic Resource or that the Arctic Resource will be profitable for Canadian Superior. If development of the Arctic Resource does not progress, or if the amount of natural gas contained in the Arctic Resource is less than presently anticipated, the value of the Special Exchangeable Shares and the underlying ARTs will decrease and may amount to nothing. There can be no assurance that an active, liquid market for the Special Exchangeable Shares and the ARTs will develop.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Canadian Superior, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in Canadian Superior’s annual report on Form 40-F on file with the SEC and Canadian Superior’s Offer to Purchase and Circular and Notice of Variation and Extension, each of which has been filed as part of a Schedule TO on file with the SEC.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 — 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

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